UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-42170

Collective Mining Ltd.

(Translation of registrant’s name into English)

82 Richmond Street East, 4th Floor

Toronto, Ontario

Canada, M5C 1P1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX

EXHIBIT NO	DESCRIPTION
99.1	Unaudited Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2025
99.2	Management’s Discussion and Analysis for the three months ended March 31, 2025
99.3	Chief Executive Officer Certification of Interim Filings, dated May 13, 2025
99.4	Chief Financial Officer Certification of Interim Filings, dated May 13, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Collective Mining Ltd.
Date: May 13, 2025
	By:	/s/ Paul Begin
	Name:	Paul Begin
	Title:	Chief Financial Officer and Corporate
Secretary

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